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                  [RICHARD A. EISNER & COMPANY, LLP LETTERHEAD]






June 8, 1998


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:      Caprius, Inc. File# 0-11914
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We were previously the independent auditors for Caprius, Inc., (the "Company").
We were informed by a draft of a Form 8-K on June 8, 1998, that our engagement as principal auditor was terminated. We have read the statements included under
Item 4 of the draft of Form 8-K dated June 3, 1998, of the Company and except for the references to the retention of BDO Seidman, LLP in paragraph one of Item 4, and the matters addressed in paragraph four of Item 4, as to which we have no knowledge we agree with the statements in such Item.

Very truly yours,

 / s / Richard A. Eisner & Company, LLP
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Richard A. Eisner & Company, LLP